
August 20, 2014

Via E-mail
Oliver G. Brewer III
President and Chief Executive Officer
Callaway Golf Company
2180 Rutherford Road
Carlsbad, CA 92008

> **Re: Callaway Golf Company**
> **Registration Statement on Form S-3**
> **Filed August 11, 2014**
> **File No. 333-198047**

Dear Mr. Brewer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Stock Purchase Contracts and Stock Purchase Units, page 10

1. We note that you contemplate issuing stock purchase contracts that may be issued separately or as part of stock purchase units consisting of debt obligations of third parties, including U.S. treasury securities. Please explain to us why it is appropriate for you to register the offering of stock purchase contracts or stock purchase units for securities of third parties. In your response, please describe to us the debt obligations or debt securities of third parties, provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering and explain to us what plans you have for issuing such stock purchase contracts or stock purchase units. Additionally, to the extent that you offer stock purchase contracts or stock purchase units consisting of securities of third parties, counsel should address the legality of the stock purchase contract and each component of the unit in its legal opinion. Alternatively, please remove any language regarding the offering of stock purchase contracts and stock purchase units consisting of securities of third parties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Brian J. Lane
        Gibson, Dunn & Crutcher LLP